SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K


/ X /      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 1997

OR

/   /      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period:  N/A


Commission File Number 0-13358


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.
(Exact name of the plan)


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CAPITAL CITY BANK GROUP, INC.
(Exact name of registrant as specified in its charter)

217 North Monroe Street, Tallahassee, Florida 32301
(Address of principal executive offices)


REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. Profit Sharing 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


Financial Statements and Schedules
December 31, 1997

TABLE OF CONTENTS

Report of Independent Certified Public Accountants

Financial Statements
   Statement of Net Assets Available
   for Benefits - December 31, 1997

   Statement of Changes in Net Assets
   Available for Benefits, With Fund Information, for the Period From Inception (January 1, 1997)
   Through December 31, 1997

Notes to Financial Statements and Schedules

Schedules Supporting Financial Statements
   Schedule I:  Item 27a - Schedule of Assets
   Held for Investment Purposes - December 31, 1997

   Schedule II: Item 27d - Schedule of Reportable
   Transactions for the Period From Inception
   (January 1, 1997) Through December 31, 1997


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Retirement Committee of Capital City Bank Group, Inc.:

We have audited the accompanying statement of net assets available for benefits of Capital City Bank Group, Inc. Profit Sharing 401(k) Plan as of December 31, 1997 and the related statement of changes in net assets available for benefits, with fund information, for the period from inception (January 1, 1997) through December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and the changes in net assets available for benefits for the period from inception (January 1, 1997) through December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Jacksonville, Florida
May 8, 1998


Statement of Net Assets Available for Benefits
December 31, 1997


Cash                                           $      52
Investments, at fair value (Notes 2 and 3):
Provident T-Fund                                   4,283
SEI Short Duration Government Fund                 2,105
SEI Bond Index Fund                               38,700
SEI S&P 500 Fund                                  96,140
T. Rowe Price International Fund                  20,025
Berger Small Cap Stock Fund                       15,371
Capital City Bank Group Common Stock              11,982
Total investments                                188,606
Receivables:
Participants' contributions                       37,970
Transfer from merged plan                        207,067
Total receivables                                245,037
Accrued investment income                          1,277
Net assets available for benefits               $434,972

The accompanying notes are an integral part of this statement.

Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Period from Inception (January 1, 1997)
through December 31, 1997.
                                                                Participant-Directed

                                          SEI Short     SEI      SEI                    Berger    Capital City
                                           Duration     Bond     S&P   T. Rowe Price   Small Cap   Bank Group
                             Provident    Government    Index    500   International    Stock        Common
                              T-Fund         Fund       Fund     Fund    Stock Fund      Fund         Stock     Other     Total
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Contribution:
      Participants           $4,278         $2,102    $ 9,099   $46,391   $10,627       $ 5,485     $11,043    $ 37,970   $126,995
      Rollovers                   0              0     29,453    48,952     9,843         9,805           0           0     98,053
      Transfer from Merged
        Plan (Note 1)             0              0          0         0         0             0           0     207,067    207,067
                              4,278          2,102     38,552    95,343    20,470        15,290      11,043     245,037    432,115



INVESTMENT INCOME:
  Net Appreciation
    (Depreciation) In
      Fair Value (Note 3)         0              1        137       627      (445)         (227)        939           0      1,032
  Dividends                       5              2         11       170         0           308           0       1,329      1,825
          Total Additions     4,283          2,105     38,700    96,140    20,025        15,371      11,982     246,366    434,972
NET INCREASE

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year               0              0          0         0         0             0           0           0          0
  End of Year                 4,283          2,105     38,700    96,140    20,025        15,371

The accompanying notes are an integral part of this statement.


Notes to Financial Statements and Schedules

December 31, 1997

1. Description of the Plan

The following description of the Capital City Bank Group, Inc. Profit Sharing 401(k) Plan (the "Plan") provides general information only. More complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan, as established on October 1, 1997, effective retroactively to January 1, 1997, is a defined contribution plan under the provisions of
Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan provides benefits to all employees of Capital City Bank Group, Inc. (the "Company"). Presently, employees of the Company and certain participating subsidiaries who are 21 years of age or older, become eligible to participate in the Plan at the time of employment. Employees may enter the Plan as of the January 1, April 1, July 1, or October 1, following the date upon which employees become eligible to participate in the Plan.

On July 1, 1996 the Company acquired First Financial Bancorp, Inc., the parent company of First Federal Bank. Effective September 30, 1997, First Federal Bank's 401(k) plan was terminated and merged into the Plan. However, the assets were not transferred into the Plan until January 2, 1998.

Contributions and Withdrawals

Each year, participants may elect to contribute up to 15% of pre-tax annual compensation, as defined in the Plan and subject to certain limitations under the Internal Revenue Code. Employer matching and discretionary contributions may be contributed to the Plan at the option of the Company's board of directors, subject to certain limitations. There were no employer contributions for 1997.

Participants in service may make hardship withdrawals from their voluntary contributions upon demonstrating immediate and heavy financial need. No withdrawals may be made from company contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of plan earnings. Allocations of plan earnings are based on account balances, as defined in the Plan.


Investment Options

Participants may change investments or redesignate the percentages on the following date(s): March 1, June 1, September 1, December 1.

Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options.

MONEY MARKET FUND

Provident T-Fund

The Provident T-Fund is a money market fund whose objective is to seek current income with overnight liquidity and security of principal. The fund invests in U.S. Treasury bills, notes, and direct obligations of the U.S. Treasury and in repurchase agreements fully collateralized by such obligations. The fund's average weighted maturity is 37 days.

BOND FUNDS

SEI Short Duration Government Fund

The Short Duration Government Fund seeks to provide current income and to preserve principal value. The funds invests in those securities issued by the U.S. government and backed by its full faith and credit and securities issued by U.S. government agencies. The average maturity of the fund is one to three years. The fund seeks to provide a higher level of sustainable income and total return than money market investments, with limited principal value fluctuations.

SEI Bond Index Fund

The SEI Bond Index Fund's objective is current income. The fund seeks to provide investment results that correspond to the aggregate price and income performance of the debt securities in the Lehman Aggregate Bond Index. The index covers the U.S. investment grade fixed rate bond market, including the government and corporate markets, agency mortgage pass-through securities, and asset-backed securities. The maturity of the index is typically between eight and ten years.

STOCK FUNDS

SEI S&P 500 Fund

The SEI S&P 500 Fund's investment objective is long-term growth of capital. The fund seeks to provide investment results consistent with the stock market as a whole, as represented by the Standard &
Poor's 500 Stock Index. The fund purchases, in the same proportion, the 500 common stocks which make up the Standard & Poor's 500 Stock Index. The 50 largest stocks in the index account for approximately 50% of the weighting of the index, and the index represents approximately two-thirds of the market value of common stocks listed on the New York Stock Exchange. Deviation in performance between the fund and the index, called tracking error, is typically attributable to trading costs and cash reserves held for liquidity needs.

T. Rowe Price International Stock Fund

The T. Rowe International Stock Fund's objective is long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies The fund expects to invest substantially all of its assets outside the U.S. and to diversify broadly among countries throughout the world-developed, newly industrialized, and emerging. Share price will fluctuate with changes in market, economic, and foreign currency exchange conditions, as well as with changes in portfolio company prospects.

Berger Small Cap Stock Fund

This fund invests in stocks of smaller companies, and represents a managed portfolio.

Capital City Bank Group Common Stock

This investment option invests in the common stock of Capital City Bank Group, Inc.

BENEFITS PAYMENTS

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

2.  Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as determined by quoted market prices on the last day of the plan year.

Purchases and sales of securities are recorded on a settlement date basis which does not materially differ from the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

All plan expenses are paid by the plan sponsor.

2. Investments

The carrying values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1997 are as follows:

                                           Number
                                             Of
                                         Shares or
                                          Pricipal       Fair
                                           Amount        Value

Fair Value as Determined by Quoted
  Market Value:
    Mutual Funds:
      SEI Standard & Poor's 500 Fund       3,137        $96,140
      SEI Bond Index Fund                  3,682         38,700



During the year ended December 31, 1997, the Plan's investments
(including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

     Mutual Funds                      $   93
     Common Stock                         939
                                       $1,032

3. Plan Termination

Although it has not been expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4. Tax Status

The Company filed for a determination letter with the Internal Revenue Service but had not yet received a ruling as of May 8, 1998. However, management believes that the Plan is currently designed and is being operated in compliance with the application requirements of the Code. Therefore, management believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1997.

Profit Sharing 401(k) Plan

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1997


                                Shares or                     Fair
Description                     Face Value       Cost         Value

MONEY MARKET FUND:
  Provident T-Fund               4,283         $  4,283      $  4,283

MUTUAL FUNDS:
  SEI Short Duration
    Government Fund                210            2,104         2,105
  SEI Bond Index Fund            3,682           38,564        38,700
  SEI S&P 500 Fund               3,137           95,514        96,140
  T. Rowe Price International
    Stock Fund                   1,492           20,470        20,025
  Berger Small Cap Stock Fund      771           15,599        15,371
        Total Mutual Funds                      172,251       172,341

COMMON STOCK:
  Capital City Bank Group
    Common Stock                   287           11,043        11,982
        Total Investments                      $185,577      $188,606


*Represents a party in interest.
The accompanying notes are an integral part of this schedule.

Profit Sharing 401(k) Plan

Item 27d - Schedule of Reportable Transactions

for the year ended December 31, 1997

                                                                                                Current
                                                                         Expense                Value of
                                                                        Incurred                Asset on     Net
                                                    Purchase  Selling     With      Cost of   Transaction   Gain
Identity of Party Involved   Description of Asset    Price     Price   Transaction    Asset       Date     (Loss)
MONEY MARKET FUND:
  Provident T-Fund            Money Market Fund    $ 4,283      $0         $0       $ 4,283      $4,283      $0

MUTUAL FUNDS:
  SEI Short Duration
    Government Fund              Mutual Fund         2,104       0          0         2,104       2,104       0
  SEI Bond Index Fund            Mutual Fund        38,564       0          0        38,564      38,564       0
  SEI S&P 500 Fund               Mutual Fund        95,514       0          0        95,514      95,514       0
  T.Rowe Price International
     Stock Fund                  Mutual Fund        20,470       0          0        20,470      20,470       0
  Berger Small Cap Stock Fund    Mutual Fund        15,599       0          0        15,599      15,599       0

COMMON STOCK:
  Capital City Bank Group
    Common Stock                Common Stock        11,043       0          0        11,043      11,043       0


*Represents a party in interest.
The accompanying notes are an integral part of this schedule.

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent certified public accountants, we hereby consent to the incorporation of our report dated May 8, 1998, included in this Form 11-K, into the Company's previously filed Registration Statement File No. 333-36693.

Jacksonville, Florida
June 29, 1998

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned Chief Financial Officer hereunto duly authorized.
CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.

By:  Capital City Trust Company, Trustee


By: /S/ Randolph M. Pople
Randolph M. Pople, President